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CONTACTS:

 Thomas M. Daly,Jr.            Nigel D. Muir          For Investors
 Roy Winnick                   Praxair, Inc.          Scott S. Cunningham
 Kekst and Company             203-837-2240           Praxair, Inc.
 215-593-2655                                         203-837-2073


                                                    FOR IMMEDIATE RELEASE


                       PRAXAIR RESPONDS TO CBI ACTION


DANBURY, CT, NOVEMBER  16, 1995 - Praxair, Inc. (NYSE:  PX) said today that it  is disappointed  by  the decision  of  the Board  of  Directors of  CBI

Industries, Inc. (NYSE: CBI) to reject its $32.00 per  share all-cash offer for CBI.


Praxair said it had not yet seen the text of CBI's formal filing with the Securities  and Exchange Commission.  Praxair noted that CBI  said it has entered into confidentiality agreements with third parties, and that Praxair will demand that CBI provide it with any information made available to such third parties,  on a comparable  basis, so as  to establish and  maintain a level playing field for Praxair.


H. William  Lichtenberger, Praxair's chairman and  chief executive officer,

said:  "Our $32  per  share all-cash  offer  for  CBI represents  a  highly attractive  opportunity for the shareholders  of both Praxair  and CBI, and for the future of the combined company.  We  are proceeding with our tender offer."


Praxair is the largest industrial gases company in North and South America,

and one  of the largest  worldwide, with 1994  sales of $2.7  billion.  The company produces, sells and  distributes atmospheric, process and specialty gases, and high-performance  surface coatings.  Praxair is  a leader in the

commercialization   of  new  technologies   that  bring   productivity  and

environmental benefits to a diverse group of industries.

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